13013565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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MAR - 1 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-18119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/12 and ending 12/31/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ziv Investment Company

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
141 West Jackson Boulevard, Suite 2095
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: James M. Griegel (312)427-7208
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD 3/9/13

OATH OR AFFIRMATION

I, **Peter G. Ziv**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Ziv Investment Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President

Title

Notary Public

OFFICIAL SEAL
JAMES M GRIEGEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/27/16

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZIV INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ziv Investment Company

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Ziv Investment Company (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ziv Investment Company as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 15, 2013

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

ZIV INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 2,566,787
Receivable from broker/dealers and clearing organizations	272,760
Receivable from customers	564,165
Securities owned, at fair value	9,721,323
Secured demand notes	975,000
Office furniture and equipment and software, at cost (net of $275,197 accumulated depreciation)	3,390
Leasehold improvements, at cost (net of accumulated amortization of $6,354)	10,355
Other assets	13,425
TOTAL ASSETS	$ 14,127,205

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to customers	$ 9,771,911
Accounts payable	251,756
Securities sold, not yet purchased	12,800
Subordinated liabilities	975,000
Total Liabilities	$ 11,011,467
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 1,000 shares; issued and outstanding 350 shares	$ 350
Additional paid-in capital	109,650
Retained earnings	3,005,738
Total Shareholders' Equity	$ 3,115,738
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,127,205

The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Ziv Investment Company (the "Company") was incorporated under the laws of the state of Delaware on October 29, 1969. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA) and the Chicago Board Options Exchange, Inc. The Company's primary activity is the sale of securities.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Office Furniture and Equipment and Software - Depreciation is provided for using the straight-line method over estimated useful lives of three, five and seven year periods.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Leasehold Improvements - Amortization is provided using the straight-line method over 39.5 years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Marketable securities owned and sold, not yet purchased, consisting of trading and investment securities have also been valued using Level 1 inputs. U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2012, U.S. Treasury securities with a fair value of $549,450 were being held as a security deposit with a broker/dealer and a securities clearing organization.

	Owned	Sold, Not Yet Purchased
U.S. Treasuries	$ 7,545,400	$ -0-
Equity Securities	2,159,423	-0-
Options	16,500	12,800
Totals	$ 9,721,323	$ 12,800

No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE 4 - INCOME TAXES

The Company has elected S Corporation status for federal income purposes. Income taxes are, therefore, the responsibility of the Company's individual shareholders.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2012, the Company had net capital and a net capital requirement of $3,163,057 and $250,000, respectively.

NOTE 6 - LEASE COMMITMENTS

Operating Leases - The Company has entered into noncancellable leases for office space, one expiring April 30, 2015 and the other is on a month-to-month basis. The total expenditures for the leases was $111,491 for the year ended December 31, 2012. The future minimum lease payments for the lease expiring April 30, 2015, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Totals
2013	$ 40,709
2014	41,523
2015	13,932
	$ 96,164

ZIV INVESTMENT COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

NOTE 7 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $2,038,701 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $6,995,950 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2012 are listed below. The subordinated lender is a shareholder of the Company.

Liabilities Pursuant to Secured Demand Note Collateral Agreements

0%, due 10-07-13	$ 300,000
2%, due 12-31-13	175,000
4%, due 01-31-14	500,000
Total	$ 975,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The subordinated lender forgave current year's interest of $23,500.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) with an initial three year term, whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to the terms of the agreement, the Company is required to maintain a deposit of $50,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer. Termination fees will be imposed if the Company terminates the agreement without cause during the initial term.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - *(Continued)*

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of the customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. As a writer of options, the Company or its customers receive a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. The Company has recorded the obligations in the financial statements at December 31, 2012 at fair values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2012.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - *(Continued)*

The Company's customer securities transactions (those not introduced to its Clearing Broker/dealers, as described in Note 9) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.